

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2024

Gerald Bernstein
Chief Financial Officer
Siyata Mobile Inc.
7404 King George Blvd., Suite 200, King's Cross
Surrey, British Columbia V3W 1N6, Canada

> **Re: Siyata Mobile Inc.**
> **Registration Statement on Form F-1**
> **Filed June 6, 2024**
> **File No. 333-280002**

Dear Gerald Bernstein:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ross Carmel, Esq.